Exhibit 5

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF JANUARY 21, 2014

This section provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for its fiscal year ended December 31, 2012, filed with the SEC on September 19, 2013, as the Annual Report may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report, as amended from time to time, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

Selected Colombian Economic Indicators

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
Domestic Economy
Real GDP Growth (percent)(1)	3.5%	1.7%	4.0%	6.6%	4.2%
Gross Fixed Investment Growth (percent)(1)	9.9	(1.3)	4.9	18.7	6.0
Private Consumption Growth (percent)(1)	3.5	0.6	5.0	5.9	4.3
Public Consumption Growth (percent)(1)	3.3	5.9	5.6	3.6	5.1
Consumer Price Index(2)	7.7	2.0	3.2	3.7	2.4
Producer Price Index(2)	9.0	(2.2)	4.4	5.5	(3.0)
Interest Rate (percent)(3)	9.7	6.1	3.7	4.2	5.4
Unemployment Rate (percent)(4)	10.6	11.3	11.1	9.8	9.6

	(millions of U.S. dollars)
Balance of Payments
Exports of Goods (FOB)(5)	$37,095	$32,556	$39,511	$56,680	$59,848
Oil and its derivatives(5)	12,204	10,254	16,499	28,421	31,497
Coffee(5)	1,883	1,543	1,884	2,608	1,910
Imports of Goods (FOB)(5)	36,320	30,504	37,348	50,518	54,639
Current Account Balance(5)	(6,746	(4,964)	(8,809)	(9,840)	(12,124)
Net Foreign Direct Investment(5)	8,110	3,789	(147)	5,101	15,953
Net International Reserves	24,030	25,356	28,452	32,300	37,467
Months of Coverage of Imports (Goods and Services)	6.4	7.9	7.3	6.3	6.8

	(billions of pesos or percentage of GDP)
Public Finance(6)
Non-financial Public Sector Revenue(7)	Ps. 193,190	Ps. 204,487	Ps. 214,797	Ps. 249,991	Ps. 285,558
Non-financial Public Sector Expenditures (7)	190,381	213,257	229,354	255,631	278,136
Non-financial Public Sector Primary Surplus/(Deficit)(8)	17,022	4,862	(652)	7,059	21,633
Percent of Nominal GDP(1)	3.5%	0.9%	(0.1)%	1.1%	3.3%
Non-financial Public Sector Fiscal Surplus/(Deficit)	342	(11,019)	(17,489)	(11,318)	2,989
Percent of Nominal GDP(1)	0.1%	(2.2)%	(3.2)%	(1.8)%	0.4
Central Government Fiscal Surplus/ (Deficit)	(11,067)	(20,715)	(21,019)	(17,507)	(15,440)
Percent of Nominal GDP(1)	(2.3)%	(4.1)%	(3.9)%	(2.8)%	(2.3)%
Public Debt (9)
Public Sector Internal Funded Debt (billions of pesos)(10)	Ps. 140,935	Ps. 159,032	Ps. 183,319	Ps. 192,105	Ps. 200,536
Percent of Nominal GDP(1)	29.3%	31.3%	33.6%	30.9%	30.2%
Public Sector External Funded Debt (millions of dollars)(11)	$28,720	$35,563	$38,253	$40,606	$44,496
Percent of Nominal GDP(1)	12.0%	15.4%	14.0%	14.9%	11.3%

1:	Figures for 2011 and 2012 are preliminary.
2:	Percentage change over the twelve months ended December 31 of each year.
3:	Average for each year of the short-term composite reference rate, as calculated by the Superintendencia Financiera (Financial Superintendency).
4:	Refers to the average national unemployment rates in December of each year.
5:	Figures for all years have been calculated according to the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Preliminary figures for 2008 through 2012. Imports and exports of goods do not include “special trade operations.”
6:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues and transfers among the different levels of the nonfinancial public sector.
7:	The amounts of transfers among the different levels of the consolidated non-financial public sector are not eliminated in the calculation of consolidated non-financial public sector revenue and consolidated non-financial public sector expenditures and, accordingly, the revenue and expenditure figures included above are greater than those that would appear were such transfers eliminated upon consolidation.
8:	Primary surplus/(deficit) equals total consolidated non-financial public sector surplus/(deficit) without taking into account interest payments or interest income. Figures for 2011 and 2012 are preliminary.
9:	Figures for 2012 are subject to revision. Exchange rates at December 31 of each year.
10:	Includes peso-denominated debt of the Government (excluding state-owned financial institutions and departmental and municipal governments) with an original maturity of more than one year and public sector entities’ guaranteed internal debt.
11:	In millions of dollars. Includes external debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of more than one year.

Sources: Banco de la República, Ministry of Finance and Public Credit (“Ministry of Finance”), DANE and CONFIS

Republic of Colombia

On November 25, 2013 President Santos declared his candidacy for president in the upcoming May 2014 elections. Colombia’s current “Electoral Guarantees Law” regulates the manner in which a president in office may act as a candidate in a reelection campaign without unfair advantages over his or her opponents.

Legislative

On March 19, 2013, the Government submitted two draft laws to Congress to reform the Colombian health system. On June 20, 2013, Congress approved one of the draft laws, regulating basic aspects of the fundamental right to health and the rights and duties of individuals with respect to healthcare services. The second draft law aims to establish mechanisms to reduce barriers to health care access, improve the quality of service, reduce financial intermediation and raise transparency and confidence in the health system. This latest initiative is currently pending approval in the Republic’s Congress.

Internal security

Incidents of homicide decreased from 16,140 in 2008, to 15,817 in 2009, and further to 15,459 in 2010. Incidents of homicide increased to 16,127 in 2011, but decreased to 15,038 in 2012. Incidents of kidnapping decreased from 437 in 2008 to 213 in 2009, but increased to 282 in 2010 and 305 in 2011 and 2012, respectively. Incidents of terrorism reached 486 in 2008 and increased to 489 in 2009. Although incidents of terrorism decreased to 471 in 2010, they increased to 571 in 2011 and to 819 in 2012. For the ten-month period ended October 31, 2013, preliminary data shows that homicides increased by 1.6% as compared to the corresponding period in 2012. Kidnapping incidents declined by 6.5% and incidents of terrorism decreased by 8.6% for the ten-month period ended October 31, 2013, as compared to the same period in 2012.

Internal security issues continue to be a leading challenge faced by Colombia and there can be no assurance that the decrease in criminal activity will continue in the future.

On September 4, 2012, President Santos announced a “General Agreement for the Termination of Conflict” between the Government and the FARC. The agreement establishes a procedure which aims to end the armed conflict. The proposed peace process includes an agenda with five concrete points: (i) rural development, (ii) guarantees for political opposition and public participation, (iii) the end of armed conflict, (iv) combating drug trafficking and (v) the rights of victims. The agreement does not contemplate the cession of land or cessation of military operations. The negotiations started in the first half of October in Oslo, Norway and have continued in Havana, Cuba.

On May 26, 2013, the Government and the FARC achieved an agreement on the first negotiation point concerning rural development. The main points of the agreement covered the following topics: access and land use, unproductive lands, granting formal title to occupied properties, protection of agricultural frontier areas and reserves, development programs with a territorial approach, infrastructure and land improvement, social development, encouragement of agricultural production, economic cooperation, and food and nutrition policies.

An agreement on political participation, the next point in the negotiation agenda, was reached on November 6, 2013. The agreement includes: (i) rights and guarantees for political opposition, including access to media, in particular for new political movements that appear once the final agreement is reached; (ii) democratic mechanisms for public participation, including direct participation; and (iii) measures to promote further participation, in equal conditions and with security guarantees, of all sectors of the society in national, regional and local politics, including the most vulnerable population. Finalization of this agreement, however, is conditioned on a general agreement upon the full negotiating agenda and no assurance can be given that such agreement will be reached or that if it is reached, that the agreement will not be materially modified.

Economy

Gross domestic product

The Colombian economy grew by approximately 3.5% in 2008, 1.7% in 2009 and 4.0% in 2010 in real GDP terms. According to preliminary figures, real GDP grew approximately 6.6% in 2011 and 4.2% in 2012. Preliminary figures indicate that real GDP grew approximately 2.6% during the first quarter, 3.9% during the second quarter and 5.1% during the third quarter of 2013, all as compared to the respective periods in 2012.

According to preliminary figures, during the first quarter of 2013, the sectors that experienced the greatest real growth were construction (9.1%), social and health (4.7%) and financial services and housing (3.4%). The sector that experienced the greatest decrease in real growth was manufacturing industry (3.9%).

According to preliminary figures, during the second quarter of 2013, the sectors that experienced the greatest real growth were agriculture, livestock, fishing, forestry and hunting (7.6%), construction (2.5%), electricity, gas and water (4.8%) and social and health (5.1%). No sector registered a contraction during this period.

According to preliminary figures, during the third quarter of 2013, the sectors that experienced the greatest real growth were construction (21.3%), agriculture, livestock, fishing, forestry and hunting (6.6%), mining (6.1%), financial services and housing (4.9%) and social and health activities, (4.7%). The sector that experienced the greatest decrease in year-on-year real growth was manufacturing industry (1.0%).

Employment and labor

The following table presents national monthly average rates of unemployment for January 2009 through November 2013, according to the methodology adopted by DANE.

National Monthly Unemployment Rates

	2009	2010	2011	2012	2013
January	14.2%	14.6%	13.6%	12.5%	12.1%
February	12.5	12.6	12.9	11.9	11.8
March	12.0	11.8	10.9	10.4	10.2
April	12.1	12.2	11.2	10.9	10.2
May	11.7	12.0	11.2	10.7	9.4
June	11.3	11.6	10.9	10.0	9.2
July	12.6	12.7	11.5	10.9	9.9
August	11.7	11.2	10.1	9.7	9.3
September	12.2	10.6	9.7	9.9	9.0
October	11.5	10.2	9.0	8.9	7.8
November	11.1	10.8	9.2	9.2	8.5
December	11.3	11.1	9.8	9.6	n/a

n/a:    Not available.

Source: DANE.

Foreign Trade and Balance of Payments

Balance of payments

According to preliminary figures, Colombia’s current account registered a U.S. $12,124 million deficit in 2012, compared to a U.S. $9,840 million deficit for 2011. The increase in the current account deficit was mainly due to an increase in imports of intermediate goods and in the increase of income and services outflows. Income outflows increased primarily due to higher remittances of profits and dividends by foreign companies in Colombia to their head offices abroad. For 2012, the capital account registered a U.S. $17,243 million surplus, compared to a U.S. $12,976 million surplus for 2011. This increase was mainly caused by an increase in foreign direct investment as a result of higher direct investment flows towards the mining and energy sector.

According to preliminary figures, Colombia’s current account registered a deficit of U.S. $9,295 million for the nine-month period ended September 30, 2013, compared to a deficit of U.S. $8,801 million for the same period in 2012. The capital account registered a surplus of U.S. $15,008 million for the nine-month period ended September 30, 2013, compared to a U.S. $11,991 million surplus for the same period in 2012.

The following table presents preliminary balance of payments figures for the periods indicated:

Balance of Payments(1)

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2011(2)		2012(2)		2012(2)		2013(2)
	(in millions of U.S. dollars)
Current Account
Exports (FOB)
Oil and its Derivatives	U.S. $	28,421	U.S. $	31,497	U.S. $	23,616	U.S. $	23,836
Coffee		2,608		1,910		1,456		1,381
Coal		8,397		7,805		5,838		4,787
Nickel		827		881		673		533
Gold and emeralds(3)		2,898		3,499		2,573		1,889
Non-traditional(4)		13,529		14,256		10,559		10,828

Total Exports		56,680		59,996		44,715		43,254
Imports (FOB)
Consumer Goods		10,347		11,842		8,503		8,756
Intermediate Goods		21,181		23,854		18,223		18,309
Capital Goods		18,990		18,944		14,174		13,771

Total Imports (FOB)		50,518		54,639		40,900		40,836
Special Trade Operations (Net)(5)		(58)		(440)		(365)		(161)
Trade Balance		6,104		4,768		3,450		2,257
Services (Net)(6)
Inflow		4,766		5,264		3,898		4,251
Outflow		9,503		10,767		7,969		8,172

		(4,737)		(5,503)		(4,071)		(3,921)
Income (Net)(7)
Inflow		2,709		3,814		2,876		2,684
Outflow		18,751		19,782		14,493		13,745

		(16,042)		(15,968)		(11,616)		(11,061)
Transfers (Net)		4,834		4,579		3,436		3,431

Total Current Account		(9,840)		(12,124)		(8,801)		(9,295)
Capital Account
Foreign Direct Investment (Net)(8)		5,101		15,953		10,799		9,847
Portfolio Investment (Net)(9)		6,090		5,690		4,630		3,970
Loans (Net)(10)		1,618		(2,885)		(2,033)		2,509
Commercial Credits (Net)		330		197		130		19
Leasing (Net)(10)		535		271		198		174
Other (Net)(10)		(658)		(1,927)		(1,693)		(1,398)
Other Long Term Financing		(41)		(56)		(40)		(111)

Total Capital Account		12,976		17,243		11,991		15,008
Errors and Omissions		609		303		460		453

Change in Gross International Reserves		3,744		5,423		3,649		6,167

Totals may differ due to rounding.

(1)	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.
(2)	Preliminary.
(3)	Gold exports made by private agents (including an estimate of contraband gold transactions).
(4)	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.
(5)	Principally goods acquired by ships in ports and foreign trade in free trade zones.
(6)	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, information, personal and government services, as well as commissions paid by the public and private sector on financial services relating to managing external debt.
(7)	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.
(8)	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment. Long-term foreign direct investment refers to foreign direct investment made in any particular sector of the economy for a period greater than one year, while short-term foreign direct investment refers to foreign direct investment made in financial assets or liabilities (loan portfolio) with a maturity equal to or less than one year.
(9)	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows. Long-term portfolio investment refers to portfolio investment for a period greater than one year, while short-term portfolio investment refers to portfolio investment with a maturity equal to or less than one year.
(10)	Includes long-term and short-term flows.

Source: Banco de la República—Economic Studies.

According to preliminary figures supplied by Banco de la República, exports of goods totaled U.S. $59.9 billion in 2012, representing a 5.6% increase compared to 2011. For 2012, traditional exports increased by 4.6%, primarily due to the increase in exports of oil and its derivatives. Non-traditional exports increased by 8.1%. In 2012, imports of goods totaled U.S. $54.6 billion, representing an 8.2% increase from 2011. This increase was primarily due to increased imports of consumer goods. For 2012, net foreign direct investment reached U.S. $16.0 billion compared with U.S. $5.1 billion for 2011. This increase was mainly due to a recovery in foreign direct investment in Colombia.

According to preliminary figures supplied by Banco de la República, for the nine-month period ended September 30, 2013, exports of goods totaled U.S. $43.3 billion, representing a 3.3% decrease over the same period in 2012. For the nine-month period ended September 30, 2013, traditional exports decreased by 3.3% primarily due to lower prices and decreased volume of nickel and coal exports. Non-traditional exports decreased by 3.1% mainly due to lower prices and decreased volume of gold exports. For the nine-month period ended September 30, 2013, imports of goods totaled U.S. $40.8 billion, representing a 0.2% decrease over the same period in 2012. This decrease was primarily due to decreased imports of capital goods.

Monetary System

Financial sector

As of October 31, 2013, Colombia’s financial sector had a total gross loan portfolio of Ps. 275.8 trillion, compared to Ps. 238.8 trillion as of October 31, 2012. Past-due loans totaled Ps. 8.2 trillion as of October 31, 2013, as compared to Ps. 7.0 trillion as of October 31, 2012, an increase of 17.1%. Past-due loans were 3.1% of total loans as of October 31, 2013, as compared to 3.0% as of October 31, 2012. Provisions covering past-due loans decreased to 152.9% as of October 31, 2013 from 156.8% as of October 31, 2012.

The aggregate net technical capital (or solvency ratio) of Colombian banks decreased from 16% of risk- weighted assets as of October 31, 2012 to 14% as of October 31, 2013. The change in the solvency ratio is a product of an increase in risk-weighted assets from Ps. 257.7 trillion as of October 31, 2012 to Ps. 296.4 trillion as of October 31, 2013.

The following table shows the results of the financial sector as of, and for October 31, 2013:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the ten-month period ended, October 31, 2013)

	Assets	Liabilities	Net Worth	Earnings
Banks	Ps.382,164,707	Ps.330,006,441	Ps.52,158,266	Ps.5,480,280
Non Banking Financial Institutions(1)	38,293,380	29,703,580	8,589,800	933,816
Special State-Owned Institutions(2)	44,947,019	38,105,413	6,841,606	315,080

Total	Ps.465,405,106	Ps.397,815,434	Ps.67,589,672	Ps.6,729,175

Totals may differ due to rounding.

(1)	Includes Financial Corporations, Commercial Financing Companies and Cooperatives.
(2)	Includes Financiera Eléctrica Nacional (“FEN”), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”), Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”), Fondo Nacional de Garantías (National Fund of Guarantees or “FNG”) and Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”).

Source: Financial Superintendency.

Interest rates and inflation

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2012 was 2.4%, as compared to 3.7% in 2011. The year-on-year change in the CPI as of December 2013 was 1.9%.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2012 was -3.0%, as compared to 5.5% for 2011. The year-on-year change in the PPI as of December 31, 2013 was -0.5%.

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) increased from 5.1% as of December 31, 2011 to 5.2% as of December 31, 2012. The average DTF as of December 31, 2013 was 4.1%, as compared to 5.2% as of December 31, 2012.

The following table sets forth changes in the CPI, the PPI and average 90-day DTF for the periods indicated.

Inflation and Interest Rates

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
2010
January	2.1	0.5	4.0
February	2.1	(0.4)	4.0
March	1.8	(0.2)	3.9
April	2.0	0.3	3.9
May	2.1	1.3	3.6
June	2.3	2.1	3.5
July	2.2	1.8	3.5
August	2.3	2.0	3.5
September	2.3	2.3	3.5
October	2.3	2.7	3.5
November	2.6	3.7	3.4
December	3.2	4.4	3.5
2011
January	3.4	4.3	3.5
February	3.2	4.6	3.5
March	3.2	5.0	3.6
April	2.8	4.7	3.7
May	3.0	4.8	3.9
June	3.2	4.7	4.1
July	3.4	4.8	4.2
August	3.3	5.4	4.5
September	3.7	6.7	4.6
October	4.0	8.2	4.7
November	4.0	7.1	5.1
December	3.7	5.5	5.1
2012
January	3.5	3.8	5.1
February	3.6	2.7	5.3
March	3.4	1.6	5.4
April	3.4	1.6	5.5
May	3.4	0.8	5.5
June	3.2	(0.7)	5.5
July	3.0	(0.3)	5.4
August	3.1	0.1	5.4
September	3.1	0.1	5.3
October	3.1	(1.1)	5.4
November	2.8	(2.1)	5.3
December	2.4	(3.0)	5.2
2013
January	2.0	(2.5)	5.1
February	1.8	(2.5)	4.8
March	1.9	(1.9)	4.6
April	2.0	(2.4)	4.2
May	2.0	(2.1)	4.0
June	2.2	(0.2)	3.9
July	2.2	0.0	4.0
August	2.3	(0.5)	4.1
September	2.3	(1.3)	4.1
October	1.8	(1.9)	4.0
November	1.8	(1.3)	4.0
December	1.9	(0.5)	4.1

(1)	Percentage change over the previous twelve months at the end of each month indicated.
(2)	For each indicated month, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

On January 30, 2012, as a consequence of high levels in commodity prices, the increase in the rate of credit growth and the increase in inflationary expectations, Banco de la República decided to raise the discount rate 25 basis points from 4.75% to 5.00%. On February 24, 2012, as a result of the continuous increase in oil and commodity prices, and the high rate of credit growth, Banco de la República increased the discount rate 25 basis points from 5.00% to 5.25%. On July 27, 2012, Banco de la República lowered the discount rate 25 basis points from 5.25% to 5.00% due to a lower than expected GDP growth, the decrease in commodity prices, the decrease in the rate of credit growth and the reduction in inflation expectations. On August 24, 2012, as a result of the continuous decrease in inflationary expectations, Banco de la República decided to reduce the discount rate 25 basis points from 5.00% to 4.75%.During the next two months, Banco de la República decided to maintain unchanged the rate at 4.75%. Even though the international markets showed some weakness, especially in Europe, the internal demand proved stronger than expected, and the credit growth continued decelerating and the inflation remained near the midpoint of the Central Bank objective of 3%. On November 23, 2012 Banco de la República decided to cut 25 basis points from 4.75% to 4.5% primarily motivated by concerns about European debt and the United States fiscal cliff developments. On December 21, 2012, as a result of a less than expected growth and the continuous deceleration of the internal demand, the Central Bank decided to cut 25 additional basis points, so the rate was 4.25%.

On January 28, 2013, Banco de la República decided to lower the discount rate an additional 25 basis points to 4.00% due to expected weaker global economy conditions. On February 22, 2013, Banco de la República decided to lower the discount rate another 25 basis points to 3.75% due to lower GDP growth observed in the fourth quarter of 2012 and expected for the first quarter of 2013, and because projected inflation and actual inflation were lower than the target of 3% and there were no signs of upward pressure on inflation in the near future. On March 22, 2013, Banco de la República decided to lower the discount rate an additional 50 basis points to 3.25% due to the fact that the Colombian economy was growing below its potential and was expected to operate in the coming quarters below its productive capacity. No further changes have been made in the discount rate since that date.

Foreign exchange rates and international reserves

Exchange rates. On December 31, 2012, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 1,768.23 = U.S. $1.00, as compared to Ps. 1,942.70 = U.S. $1.00 on December 31, 2011. In 2011, the Representative Market Rate reached a high of Ps. 1,972.76 = U.S. $1.00 on October 5, 2011, and a low of Ps. 1,748.41 = U.S. $1.00 on July 15, 2011. For 2012, the Representative Market Rate reached a high of Ps. 1,942.70 = U.S. $1.00 on January 3, 2012, and a low of Ps. 1,754.89 = U.S. $1.00 on May 4, 2012.

On December 31, 2013, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 1,926.83 = U.S. $1.00, in comparison with the Ps. 1,768,23 = U.S. $1.00 on December 31, 2012. For 2013, the Representative Market Rate reached a high of Ps. 1,952,11 = U.S. $1.00 on September 6, 2013, and a low of Ps. 1,758.45 = U.S. $1.00 on January 15, 2013.

International reserves. As of December 31, 2013, net international reserves were U.S. $43.6 billion compared to U.S. $37.5 billion as of December 31, 2012, a 16.5% increase. Net international reserves increased from U.S. $32.3 billion as of December 31, 2011 to U.S. $37.5 billion as of December 31, 2012. Between January 2011 and December 2011, Banco de la República intervened in the market through the net purchase of U.S. $3.7 billion to control volatility. During the first six months of 2012, Banco de la República intervened in the market through the net purchase of U.S. $4.8 billion through direct purchase auctions. On August 24, 2012, in order to provide liquidity to the economy, Banco de la República decided to buy U.S. $700 million through daily auctions between August and September. As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General Directorate of Public Credit and National Treasury is allowed to perform any transaction that Colombia may require in the foreign exchange market, including the purchase of foreign exchange in such amounts and at such times as it may determine from time to time and derivatives operations that consist of swaps and forward contracts on foreign exchange. As of the date of this prospectus supplement, the General Directorate of Public Credit and National Treasury has no current position in swaps and forward contracts on foreign exchange.

The recent tendency of the Colombian peso to appreciate has been caused mainly by a lower country risk premium and the growth of the mining and energy sectors in the broader context of expanding international liquidity. On January 28, 2013, Banco de la República decided to increase the daily amount of dollar purchases and continued accumulating international reserves, totaling U.S. $ 3.0 billion between February and May 2013, buying not less than U.S. $30 million daily. On August 31, 2013, Banco de la República reassumed the accumulation of international reserves through an average of daily purchases of $33.2 million, through competitive auctions as a response to indications of an exchange rate misalignment. During 2013, Banco de la República purchased U.S. $6,769.4 million in the foreign exchange market through direct purchase auctions.

On May 22, 2012, the Government issued Decree 1076 of 2012, which establishes a system to administer the “Fondo de Ahorro y Estabilización del Sistema General de Regalías,” or Savings and Stabilization Fund. Based on Legislative Act No. 05 of 2011, up to 30% of the income from the General System of Royalties will be disbursed to the Savings and Stabilization Fund. The General Directorate of Public Credit and National Treasury is responsible for transferring such amount of royalties to the Savings and Stabilization Fund, which is managed by Banco de la República. For this purpose, the General Directorate of Public Credit and National Treasury at its sole discretion may buy dollars in the secondary market. Royalties are derived from natural resources, such as oil, coal and other mining activities. In 2013, royalties reached an amount of Ps. 9.1 trillion and as of November 30, 2013 transfers in dollars into the Savings and Stabilization Fund were Ps. 1.6 trillion.

Public Sector Finance

General

According to preliminary figures, for the year ended December 31, 2013, the Central Government fiscal deficit increased to 2.4% of GDP, compared to a deficit of 2.3% of GDP in 2012. According to the 2013 Medium Term Fiscal Plan, the Central Government’s fiscal deficit for 2014 is estimated to be 2.3% of GDP.

According to preliminary figures, in 2013 the Central Government’s structural fiscal deficit was 2.4% of GDP, which is the same level as registered for 2012. The Government estimates that the Central Government’s structural deficit for 2014 will be 2.3% of GDP.

The following table shows the principal budget assumptions for 2014:

Principal 2014 Budget Assumptions(1)

2014 Budget Assumptions as of December 2013(1)
Gross Domestic Product
Nominal GDP (in billions of pesos)	Ps.762,592
Real GDP Growth	4.7%
Inflation
Domestic Inflation (producer price index)(2)	1.6%
Domestic Inflation (consumer price index)(2)(4)	3.0%
External Inflation(3)	1.51%
Real Devaluation (average)	1.3%
Interest Rates
Prime (United States)(4)	3.21%
LIBOR (six month)(4)	0.6%
Export Prices(3)
Coffee (ex-dock) ($/lb.)	1.6
Oil ($/barrel) (Cusiana)	100.0
Coal ($/ton)	85.0
Nickel ($/ton)(4)	16,000
Gold ($/Troy oz.)(4)	1,300.0

(1)	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in December 2013.
(2)	End of period. Calculated using the projected change in the consumer price index and producer price index for 2013.
(3)	“External Inflation” is based on projected inflation in the United States as published in the IMF, World Economic Outlook Database, October 2013.
(4)	Data from Inflation Report Published by Banco de la República in September 2013.

The figures set forth above represent Colombia’s forecast with respect to the Colombian economy during 2014. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Privatization of Isagen

On July 30, 2013, the Government announced the sale of its interest in Isagen (57.7% of the total shares of Isagen), a company engaged in electric power generation and commercialization of energy solutions. Pursuant to applicable Colombian law, all of the shares of Isagen must first be offered to its current and former employees and to certain persons, including pension funds, cooperatives, mutual funds and severance funds, before they can be offered publicly to investors. This first phase was initiated on November 19, 2013 and ended on January 20, 2014. In the second phase, all remaining shares will be offered to qualified buyers. The Government expects to use up to Ps. 5 trillion of the proceeds of the sale to finance infrastructure projects. No assurance can be given, however, that the sale will be completed.

Flexible credit line with the IMF

On June 24, 2013, the IMF’s Executive Board approved a two-year $5.8 billion successor arrangement under the Flexible Credit Line. To date, Colombia has not drawn on the Flexible Credit Line. The Government intends to treat the credit line as precautionary and does not plan to draw on the facility.

Public Sector Debt

Colombia’s ratio of total net non-financial public sector debt to GDP increased from 31.7% in 2008 to 34.5% in 2009 and to 35.7% in 2010, but decreased to 34.2% in 2011 and further to 32.8% in 2012. As of September 30, 2013, the ratio of total net non-financial public sector debt to GDP registered 34.7%.

Public sector internal debt

As of December 31, 2013, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 181.9 trillion, compared to Ps. 170.6 trillion as of December 31, 2012. The following table shows the direct internal funded debt of the Central Government as of December 31, 2013 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

At December 31, 2013
(in millions of pesos)
Treasury Bonds	Ps.168,576,583
Pension Bonds	9,901,222
Titulos de Reduccion de Deuda (TRD)	1,825,377
Peace Bonds	30,493
Constant Value Bonds	1,159,038
Banco Agrario	270
Others(1)	407,831
Security Bonds	328

Total	Ps.181,901,142

Total may differ due to rounding.

(1)	Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance and Public Credit.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps 3.5 trillion at December 31, 2013.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor.

Public Sector External Funded Debt by Type(1)

	As of December 31, 2012		As of November 30, 2013
	(in millions of U.S. dollars)
Central Government	U.S. $	33,661	U.S. $	35,231
Public Entities(2)
Guaranteed		1,957		1,890
Non-Guaranteed		8,877		12,770

Total External Funded Debt	U.S. $	44,496	U.S. $	49,891

(1)	Provisional; subject to revision. Includes debt with an original maturity of more than one year and excludes debt with resident financial institutions. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31, 2012 and November 30, 2013, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance and Public Credit.

Public Sector External Funded Debt by Creditor(1)

	As of December 31, 2012		As of November 30, 2013
	(in millions of U.S. dollars)
Multilaterals	U.S. $	16,183	U.S. $	16,155
IADB		6,894		6,864
World Bank		7,851		7,992
Others		1,439		1,299
Commercial Banks		2,061		2,321
Export Credit Institutions		2,137		2,632
Bonds		23,597		27,979
Foreign Governments		510		604
Suppliers		7		5

Total	U.S. $	44,496	U.S. $	49,696

Total may differ due to rounding.

(1)	Provisional, subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31, 2012 and November 30, 2013, respectively. Excludes debt with resident financial institutions.
Source:	Debt Registry Office Ministry of Finance.

As of September 30, 2013, floating (i.e., short-term debt with an original maturity of one year or less) public sector external debt totaled U.S. $463 million.

On January 21, 2014 Colombia signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, U.S. $2,000,000,000 aggregate principal amount of its 5.625% Global Bonds due 2044. The settlement for the offering is expected to occur on January 28, 2014.